COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05012770

November 18, 2005

SUPPL

RECEIVED
NOV 21 2005
SEC MAIL PROCESSING SECTION
WASH, D.C.
185

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose an English translation of a press release issued yesterday in Frankfurt regarding the pending acquisition by Commerzbank of the stakes of Deutsche Bank and Dresdner Bank in Eurohypo AG, the successful placement of 57.7 million new Commerzbank shares to finance such acquisition and the strategic prospects for the combined Commerzbank and Eurohypo entities. This press release is also published on Commerzbank's website. It may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Press release

For the business editor

November 17, 2005

SEC File No. 082-02523

CIK 0000852933

With Eurohypo, Commerzbank will become the leading institution in the German banking market

By acquiring a further 66.2% of Eurohypo, Commerzbank will hold more than 98% of the equity of Europe's largest institution for public-sector financing and real-estate lending in future. Subsequently, its aggregate balance-sheet total of almost 700bn euros will make it the second-largest German bank and the leading bank in its domestic market. At a joint press conference held in Frankfurt, Klaus-Peter Müller, the bank's CEO, called the transaction the largest acquisition by Commerzbank in the past 50 years and a quantum leap for his institution. In his view, this marked an important contribution towards consolidation in the German banking system.

The acquisition of the interests held up to now by Deutsche Bank and Allianz/Dresdner Bank will be completed in two stages by end-March 2006 at an average price of 19.60 euros per share. This puts the overall value of the transaction at 4.56bn euros. In order to finance it, Mr. Müller said that Commerzbank had made use of "the current market situation and especially the excellent response to our forward-pointing strategy" to place shares at short notice. In only two hours, 57.7m new Commerzbank shares were sold to institutional investors at a price of 23.50 euros. Demand for them was overwhelming. In Mr. Müller's view, this confirmed "the opinion of many analysts and investors that the acquisition of the entire Eurohypo makes strategic sense."

In this way, he argued, Commerzbank is strengthening its position through a broader customer base in the future, a better range of products and great cross-selling potential. Conversely, Eurohypo will benefit from Commerzbank's marketing strength and will be able to contribute its real-estate expertise to the new banking group. He is convinced that Commerzbank will benefit to a disproportionately great extent from a recovery of both the German economy and the property market.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

For the bank and its shareholders, the transaction will add value, he said. For the years ahead, Mr. Müller expects distinct improvements in earnings per share and the return on equity, and above all more stable earnings performance. In addition, synergy effects to the tune of 100m to 130m euros on both the income and expenses side are expected by 2008. The bank's shareholders are to benefit from the good prospects in the form of rising dividend payments.

Bernd Knobloch, chairman of Eurohypo's management board, is also pleased about the greater opportunities offered by a joint future. Both institutions are so positioned, he explained, that the now enlarged Commerzbank Group can concentrate on expanding and on boosting earnings. "At all three levels of the value-added chain – in the creation of innovative products, in origination and in sales – Commerzbank and Eurohypo complement one another in a productive way", said Mr. Knobloch.